EXHIBIT 99.2

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of November 6, 2024, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and related notes thereto (the “Consolidated Financial Statements”) which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2023 and related notes thereto, and the 2023 annual MD&A, which are available under Vox’s profile on SEDAR+ at www.sedarplus.ca and the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov. All dollar figures in this MD&A are expressed in United States dollars, unless stated otherwise.

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2024 and related notes thereto which are available on SEDAR+ at www.sedarplus.ca and on Form 6K filed with the SEC on the SEC’s website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form dated March 7, 2024 (“AIF”) and Annual Report on Form 40-F dated March 7, 2024 available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, as well as a description of risk factors affecting the Company.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	2
Highlights and Key Accomplishments	3
Royalty Portfolio Updates	5
Outlook	11
Asset Portfolio	11
Summary of Quarterly Results	14
Liquidity and Capital Resources	17
Off-Balance Sheet Arrangements	18
Commitments and Contingencies	18
Related Party Transactions	20
Changes in Accounting Policies	20
Recent Accounting Pronouncements	20
Outstanding Share Data	21
Critical Accounting Judgements and Estimates	21
Financial Instruments	21
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	23
Forward-Looking Information	24
Third-Party Market and Technical Information	24

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q3 2024 The three-month period ended September 30, 2024	“NSR”	Net smelter return royalty	“$” United States dollars
Q2 2024 The three-month period ended June 30, 2024	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q1 2024 The three-month period ended March 31, 2024	“FC”	Free carry	“C$” Canadian dollars
Q4 2023 The three-month period ended December 31, 2023	“PR”	Production royalty
Q3 2023 The three-month period ended September 30, 2023	“GPR”	Gross proceeds royalty
Q2 2023 The three-month period ended June 30, 2023	“GSR”	Gross sales royalty
Q1 2023 The three-month period ended March 31, 2023	“FOB”	Free on board
Q4 2022 The three-month period ended December 31, 2022	“GVR”	Gross value royalty

2

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Overview

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions (Australia, Canada, the United States, Brazil, Peru, and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

Vox operates a unique business model within the royalty space, which it believes offers it competitive advantages. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). MRO is not commercially available to the Company’s competitors. MRO virtually integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities.

The Company focuses on accretive acquisitions. As at the date of this MD&A, over 85% of Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Further, the Company is prioritizing the acquisition of royalties on producing or near-term producing assets to complement its high-quality portfolio of exploration and development stage royalties. Specifically, the Company’s portfolio currently includes seven producing assets and twenty-two development stage assets on which a mining study has been completed, or that have potential to be toll-treated via a nearby mill, or that may restart production operations after care and maintenance.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

•	Q3 2024 revenue of $2,428,809 and year-to-date revenue of $8,150,438 (compared to revenue of $3,514,929 and $9,313,168 for the three and nine months ended September 30, 2023, respectively). The comparative three and nine month revenue figure included one-time revenue of $1,329,767 related to maiden mineral reserves reported for the Puzzle Group gold deposits (“Discovery Revenue”).
•	Gross profit of $1,887,501 and $6,408,628 for the three and nine months ended September 30, 2024, respectively (compared to $3,109,818 and $7,906,163 for the three and nine months ended September 30, 2023, respectively). The comparative three and nine month gross profit figure included the Discovery Revenue less related depletion charge of $29,842 (together, “Net Discovery Profit”).
•	Income from operations, prior to other income and income tax expense, of $276,726 and $1,095,658 for the three and nine months ended September 30, 2024, respectively (compared to $1,898,856 and $2,324,096 for the three and nine months ended September 30, 2023, respectively). The comparative three and nine month income from operations figure included the one-time Net Discovery Profit of $1,299,925.
•	Generated cash flows from operations of $2,112,168 and $5,333,752 for the three and nine months ended September 30, 2024, respectively (compared to $1,359,501 and $2,929,309 for the three and nine months ended September 30, 2023, respectively).
•	Producing asset highlights during the quarter:
o	Wonmunna irone ore mine – achieved record quarterly and year-to-date iron ore production tonnage rates.
o	Janet Ivy gold mine – achieved record quarterly and year-to-date gold production tonnage rates.
o

Otto Bore gold mine – Vox has a 2.5% NSR royalty applicable to production between 42,000oz and 100,000oz of gold recovered. Based on production realized by the operator through Q3 2024, Vox management expects that the hurdle applicable for this royalty will be met, and the royalty payable to Vox commencing in Q4 2024 or Q1 2025 will be paid.

o	Myhree gold mine – First gold doré production in September 2024, within six years of first discovery drilling in 2018.
•	On January 16, 2024, entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of borrowing capacity subject to certain conditions (the “Accordion”).
•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share.
•	On March 18, 2024, the Company adopted a dividend reinvestment plan and approved the adoption of a share repurchase program of up to $1,500,000 of Vox common shares.
•	On March 25, 2024, 6,407,883 warrants expired, unexercised, resulting in there being zero warrants issued and outstanding by the Company as at September 30, 2024.
•	On April 25, 2024, the Company shared its annual letter to shareholders.

3

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

•

On May 14, 2024, the Company announced that it acquired an advanced portfolio of four Australian royalties at various states of development (construction, development and exploration) and the rights to one production-linked milestone payment, for total cash consideration of A$4,700,000 (the “Castle Hill Royalty Portfolio Acquisition”).

•	On May 30, 2024, Shannon McCrae joined the Company’s Board of Directors as an independent director.
•	Noted significant organic development within the existing royalty portfolio, as discussed in the Royalty Portfolio Updates section of this MD&A, including near-term producing asset updates as follows:
o

On June 24, 2024, Catalyst Metals Ltd. (“Catalyst”) announced that dewatering activities at the Plutonic East underground gold mine were underway and progressing ahead of schedule, ahead of anticipated first production in Q1 2025.

o

On July 29, 2024, Black Cat Syndicate Ltd. (“Black Cat”) announced that it commenced ore mining at the Myhree gold deposit. Furthermore, on October 4, 2024, Black Cat announced that the first gold doré from Myhree ore had been received, following processing of the first ore batch at the Paddington gold mill.

•	Balance sheet position at quarter end includes:
o	Cash and accounts receivable of $12,126,765.
o	Working capital of $8,517,006.
o	Total assets of $53,016,073.

Credit Facility

On January 16, 2024, the Company entered into the Facility with BMO, providing for a $15,000,000 secured revolving credit facility. The Facility includes the Accordion, which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has an initial term that matures on December 31, 2025 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at September 30, 2024, all such ratios and requirements were met.

As at September 30, 2024, the Company had not drawn down on the Facility.

Castle Hill Royalty Portfolio Acquisition

On May 14, 2024, the Company announced that it completed the Castle Hill Royalty Portfolio Acquisition for total cash consideration of A$4,700,000.

Transaction highlights include:

•	Addition of four Australian royalties and the rights to one gold production-linked milestone payment in Western Australia and New South Wales, heavily weighted to gold and copper.
•	Near-term revenue potential from early 2026 onwards from the construction-stage Castle Hill gold project in Western Australia (“Castle Hill”), operated by Evolution Mining Ltd (“Evolution”), which is a key part of the A$250M Mungari Mine Life Extension project and mill expansion (“Mungari 4.2 Project”).
•	Further production potential from the past-producing Kunanalling gold project, which is located less than 15km from the Mungari Mill and also part of Evolution’s integrated Mungari 4.2 Project;
•	Provides critical metals exposure to copper and cobalt and rare earth metals exposure across the Halls Creek and Broken Hill exploration projects; and
•	Strengthens Vox’s proportion of royalty assets located in lower risk political jurisdictions of Australia, Canada and USA, now totalling more than 85% of all royalty assets.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the nine months ended September 30, 2024.

Declaration date	Dividend per common share	Record date	Payment date
	$
March 7, 2024	0.012	March 29,2024	April 12, 2024
May 8, 2024	0.012	June 28, 2024	July 12, 2024
August 7, 2024	0.012	September 27, 2024	October 11, 2024

	0.036

4

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Share Repurchase Program

On March 18, 2024, the Board of Directors of the Company approved the adoption of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

As at September 30, 2024, the Company had not repurchased any shares under the SRP.

Royalty Portfolio Updates1

During the nine months ended September 30, 2024, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key developments for the first nine months of 2024 are summarized as follows by project:

Red Hill (Development - Australia) – 4.0% GRR

In May 2024, Northern Star Resources Limited (“Northern Star”) announced a significant increase to Red Hill’s inferred mineral resource of 58% to 1.9 Moz Au (49.9Mt at 1.2g/t Au), representing an overall increase to both tonnage and average grade over the previous estimate from March 2023. Additionally, a maiden reserve of 0.6 Moz Au (15.9Mt at 1.1g/t Au) enabled by recent exploration drilling which increased confidence in the geological and grade continuity.

Northern Star also indicated that the selected mining method for the Red Hill deposit is conventional open pit mining, with material expected to be hauled by truck to the Fimiston Processing Plant at the KGCM operation, which is currently undergoing a major expansion.

Further drilling is expected to continue to test the current resource area for bulk potential below the Red Hill pit.

In August 2024, Northern Star provided additional detail around its strategy to expand yearly production rates at KGCM to 650koz Au by fiscal year 2026, and 900koz Au by fiscal year 2029. This strategy is underpinned by the ongoing A$1.5B expansion of the Fimiston Processing Plant, which is expected to see capacity increase from 13Mtpa to 27Mtpa. In a detailed site visit presentation, Northern Star disclosed that it views Red Hill as a “large, consistent, low risk” strategic regional opportunity, with ore from this deposit having the potential to be processed at the KCGM plant. Northern Star also stated expectations to preferentially treat higher-grade open pit ore. Additionally, the operator provided supplementary disclosure and further clarified the previously updated mineral resource estimate at Red Hill, classifying the total 1.9Moz gold resource (49.9Mt @ 1.2g/t Au) into: 1.0Moz Au (25.6Mt @ 1.2g/t Au) in the Indicated category, plus 0.9Moz Au (24.3Mt @ 1.1g/t Au) in the Inferred category.

Wonmunna (Operating - Australia) – 1.25% - 1.50% sliding scale GRR

Pilbara Hub

The Wonmunna mine is part of the “Pilbara Hub” integrated iron ore operation, which comprises mining and ore blending from the Wonmunna and Iron Valley (non-royalty linked) mines and currently exports ~10Mtpa of iron ore via the Utah Point berth at Port Hedland.

__________________________

1 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

5

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

On July 26, 2024, Mineral Resources Limited (“Mineral Resources”) announced for the full fiscal year (July 1, 2023 – June 30, 2024) the following updates:

•	Heritage and environmental surveys continue across Wonmunna, Lamb Creek and Iron Valley ahead of FY25 drilling. Exploration activities will commence in August 2024 across all three projects over a 10-month period.
•	Full year shipments from the Pilbara Hub were 10.4M wet metric tonnes (“wmt”), at the higher end of full fiscal year guidance of 9.0 – 10.5M wmt.
•	Full year FOB operating costs were A$74/wmt and within full fiscal year guidance (A$67-A$77/wmt).

On October 31, 2024, Mineral Resources announced the following operating performance for the September quarter:

•	Pilbara Hub shipments, comprised of ore from Wonmunna mine and Iron Valley mine exported via Port Hedland, decreased 18% quarter-over-quarter, totalling 2.44M wmt shipped in the quarter.
•	Quarterly FOB operating costs were in line with FY25 guidance of A$76-A$86/wmt.

Mineral Resources has proposed the addition of Lamb Creek, a greenfields mine (non-royalty linked) to form part of the Pilbara Hub that is expected to be blended with Wonmunna and Iron Valley ore and exported as a blended product at Utah Point. Based on operator disclosure, including Mineral Resources' annual report dated October 25, 2024, plus Vox management expectations, Lamb Creek is expected to commence production some time between late 2025 – 2027, subject to permitting approvals, brownfields exploration results and capital prioritisation. The proportion of future production from Wonmunna, Iron Valley and Lamb Creek in the Pilbara Hub blend is subject to ongoing assessments by Mineral Resources of the technical viability (including iron grade/content and chemical contaminants such as phosphorous, alumina and silica) and economic viability of each mine to contribute to a marketable and value-maximising blended iron ore product.

Wonmunna Mine

Mineral Resources achieved record production volumes at the Wonmunna mine in both the September 2024 quarter and year-to-date in 2024.

The Wonmunna mine has been producing at an annualised rate of 5 – 7Mtpa over the past two years. Based on current operator disclosure, Vox expects a similar range of production levels to continue over the next twelve months, with production volumes thereafter expected be more variable, subject to each of the factors identified in the Pilbara Hub sub-section above. These factors may also be influenced or offset by additional exploration success at Wonmunna, and Vox management notes that exploration drilling is expected to commence during Q4 2024. Vox management reiterates its prior expectations for production to continue at Wonmunna into 2028, as set out in the Company’s news release dated August 10, 2022.

Bulong/Myhree (Operating - Australia) – 1.0% NSR

In May 2024, Black Cat announced an updated study on the broader Kal East gold project, indicating that initial production is expected to start from the Myhree and Boundary open pits, later transitioning to the Myhree Underground deposit. In a separate press release in May 2024, Black Cat announced the signing of an ore sale agreement with the nearby Paddington gold mill, expected to start in Q3 2024, and the execution of a term sheet with a mining services firm for the development and hauling of ore from the Myhree open pit.

Subsequently, in June 2024, Black Cat announced that development work had commenced at Myhree, which includes clearing the open pit and infrastructure areas, haul road construction, site setup and personnel onboarding.

In July 2024, Black Cat announced that mining had started and was advancing rapidly at Myhree, with the completion of site set-up and onboarding of personnel, 24-hour operations starting on July 25, 2024 and achieving Stage 1 of 2 within the open pit ahead of plan. First ore was mined on July 26, 2024, on track to be hauled to the Paddington gold mill in starting in September. The operator also said that the mine design is being reoptimized to factor in current gold prices.

Further, in August 2024, Black Cat provided an update, stating that the Myhree open pit was now at 12.5m below surface and that approximately 30kt of ore had been mined to date, well ahead of plan. The first ore stockpile was hauled to the Paddington gold mill one month ahead of schedule. The operator also has an additional excavator coming, to further expedite material movement.

Subsequent to quarter end, on October 4, 2024, Black Cat announced that the first gold doré from Myhree ore had been produced, following processing of the first ore batch at the Paddington gold mill.

Plutonic East (Development - Australia) – Sliding-Scale Grade-Linked Tonnage Royalty

In June 2024, Catalyst announced that first ore at Plutonic East is expected in Q1 2025, stating that dewatering activities at the Plutonic East deposit were underway and progressing ahead of schedule. Over the last year, since Catalyst’s consolidation of the Plutonic belt, cut-off grades at Plutonic (main) were lowered significantly, therefore bolstering the company’s balance sheet and providing supportive operational data for Plutonic East. Catalyst expects to start rehabilitating the decline at Plutonic East in Q3 2024 while dewatering of the lower levels continues.

6

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

In August 2024, Catalyst stated that the company has been re-estimating reserves and resources for all deposits across the Plutonic Gold Belt, with Plutonic East flagged as a potential near-term development target underpinning the Company’s organic growth plans. Catalyst also noted that due to the existing underground declines, relatively lower start-up costs are expected. An updated resource for Plutonic East UG was also released, and it incorporated 288,123m of drilling as well as stope optimisation evaluations.

In September 2024, Catalyst provided three-year production guidance growing production from 100koz to 200koz, which includes approximately 25Koz annual production from Plutonic East in FY26 and FY27. Catalyst expects to allocate $31M across various mine developments, with an additional $25M earmarked for exploration campaigns. Catalyst maintained that first ore from Plutonic East is expected during Q1 2025.

Koolyanobbing (Operating - Australia) – 2.0% FOB Royalty

In June 2024, Mineral Resources Ltd. (“Mineral Resources”) announced a decision to ramp down and cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

In July 2024, Mineral Resources stated that 1,758m across 19 holes had been drilled at Koolyanobbing South as part of their strategy to target near-pit extensions and green fields exploration.

Brauna (Operating - Brazil) – 0.5% GSR

In February 2024, Golden Share Resources Corporation, currently undertaking a business combination transaction with Lipari Diamond Mines Ltd. (“Lipari”), provided an update on the Brauna mine, stating a transitioned focus from an open pit mine to an underground operation. The company conducted the initial blast of the mine portal below the Brauna 3 kimberlite (below the current open pit), which is expected to add four years of mine life. Lipari also recently completed a private placement to fund the commencement and development of the underground operations.

In June 2024, Lipari announced that open pit mine and engineering designs were complete for various future kimberlites (Brauna 7, 18 and 8-21), and that trial mining of these kimberlites was expected to commence in late 2025.

Otto Bore (Operating – Australia) – 2.5% NSR (applicable to production between 42koz – 100koz)

In January 2024, Northern Star indicated that mining activities for the Thunderbox mill focused on Thunderbox underground, Thunderbox open pits (including Otto Bore) and another satellite deposit. Similarly, in February 2024, Northern Star continued to flag the Otto Bore deposit as a potential mill feed source for FY2024 and FY2025.

Based on production realized by the operator through Q3 2024, Vox management expects that the hurdle applicable for this royalty will be met, and the royalty payable to Vox commencing in Q4 2024 or Q1 2025 will be paid.

Higginsville - (Operating – Australia) – A$0.87/gram gold ore milled

In August 2024, Westgold Resources Limited and Karora Resources Inc. completed their previously announced merger to create a mid-tier gold producer, dual listed on the TSX and ASX.

Castle Hill, Kunanalling and West Kundana - (Development – Australia) – Various royalty rates

In July 2024, Evolution stated that the Mungari expansion was on track, with $63.9M spent in the second quarter, allocating $36.6M to the Mill expansion, $10.1M to mine development, $8.5M to the Castle Hill camp, and $3.4M to the underground fleet.

In August 2024, Evolution provided a more detailed update on the Mungari 4.2 Project, stating that the mill expansion is now approximately halfway through the build period, with completion expected in Q1 2026. The operator also flagged both the Castle Hill and Kunanalling deposits as likely baseload open pit ore feed to the mill. Contractor involvement was on track, and the haul road to Castle Hill is now under construction. Evolution also highlighted the royalty-linked Ultrabark deposit in its disclosure for the first time.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

In March 2024, Silver Mines Limited (“Silver Mines”) closed an oversubscribed financing, raising A$8M, significantly higher than the originally planned raise of A$2M. In February 2024, Silver Mines announced key catalysts for its projects, including the ongoing optimisation study (on track for mid-2024), final investment decision in late 2024, with potential for development to start by the end of the year.

In August 2024, Silver Mines stated that it is working towards the preparation and submission of a new development application for the project, with a defined power supply option. The optimisation study continues to be on track for completion in 2024, and is expected to demonstrate that the project can be potentially developed and operated with even less environmental impact than the 2018 Feasibility Study design through a reduced footprint.

7

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Cardinia (Development – Australia) – 1.0% Gross Value of Sales (>10,000oz production)

On February 9, 2024, Kin Mining Ltd. (“Kin Mining”) announced the completed sale of certain gold deposits including the partially royalty linked Bruno-Lewis deposit to Genesis Minerals Ltd. (“Genesis Minerals”) (originally announced in 2023).

In February, 2024, Genesis Minerals stated in a corporate presentation that the Bruno-Lewis open pit deposit is a key part of its corporate growth strategy to reach 300koz per annum production, and key to the expected eventual re-start of the Laverton mill.

Further, in March 2024, Genesis Minerals provided a 5-year growth plan, stating that Laverton could potentially be restarted in late 2025, with ore from Jupiter (non-royalty) and Bruno-Lewis as “baseload ore”, declaring a maiden probable reserve of 140koz Au (3.9Mt at 1.1g/t Au), with the potential to add ore from other feed sources. Additionally, Bruno-Lewis is expected to begin mining in Q4 2025.

In April 2024, Genesis Minerals stated that mining is planned to commence at Bruno-Lewis from late 2025, supporting the expected sustainable restart of the currently idle 3Mtpa Laverton mill.

In July 2024, Genesis Minerals stated that drilling activities in the quarter had focused on the Bruno-Lewis open pit, among others.

Horseshoe Lights - (Development - Australia) – 3.0% NSR

In July 2024, Horseshoe Metals Limited provided an update on their ongoing activities to support the restart of the Horseshoe copper-gold project, including ongoing and near-completion discussions with potential copper concentrate offtake partners. The operator also stated that new opportunities continued to be assessed, including a detailed review of regional exploration targets.

Goldlund - (Development – Canada) – 1.0% NSR below 50m shaft collar depth

In May 2024, Treasury Metals Inc. (“Treasury Metals”) announced a strategic combination with Blackwolf Copper and Gold (“Blackwolf”) to form a new growth-focused North American gold platform called NexGold Mining Corp. (“NexGold”). This collaboration brings together Treasury Metals' advanced Goliath Gold Complex in Ontario, which includes the partially royalty-linked Goldlund deposit, and Blackwolf's projects in Alaska and British Columbia. A feasibility study and permitting are underway at the Goliath Gold Complex.

In August 2024, NexGold commenced the first phase of a 25,000m drill campaign at the Goliath Gold Complex, focusing on strike extensions at Goldlund, as well as the targets between Goliath and Goldlund. In a subsequent release, NexGold stated that early results from the drilling campaign had been showing significant new mineralization, and decided to expand the exploration program to target the northeast sector of the Goldlund claim block, which has little historical exploration. The company is targeting a feasibility study for Q1 2025, and an eventual construction decision in Q3 2025.

Also, in August 2024, NexGold signed a new relationship agreement with the Wabigoon Lake Ojibway Nation for improved participation in the Goliath Gold Complex, replacing a prior memorandum of understanding signed in 2011.

Subsequent to quarter end, on October 10, 2024, NexGold announced its intention to merge with Signal Gold Inc.

Kenbridge - (Development – Canada) – 1.0% NSR (full buyback for C$1.5M)

In May 2024, Tartisan Nickel Corp. announced that baseline environmental studies are underway at the Kenbridge nickel-copper project. In the same press release, the company announced that it had acquired additional claims for the Kenbridge project.

Pedra Branca - (Advanced Exploration – Brazil) – 1.0% NSR

In May 2024, ValOre Metals Corp. (“ValOre”) provided a project update, stating a strategy to prioritise targets with the shortest development timelines and highest operating margins. Planned 2024/2025 actions include advanced metallurgical studies, completing a marketability study for a PGE concentrate, additional drilling, updating its latest technical report for the project, releasing a Preliminary Economic Assessment, commencing permitting and defining timeline to production.

In August 2024, ValOre announced the start of a detailed geophysics program at the Salvador Target area of the Pedra Branca project. Additionally, a drilling and trenching program was outlined for the Salvador Target.

Abercromby Well (Development – Australia ) – 2% NSR (10% interest) once 910klb U produced

In March 2024, Toro Energy Limited (“Toro Energy”) released an updated mineral resource, lifting the Centipede-Millipede uranium resource by 25% and the vanadium resource by 17%.

In July 2024, Toro Energy stated that it is nearing completion of the design phase for a pilot plant at its Wiluna Uranium Project, with operations expected to start in the second half of 2024. The plant is expected to test ore from three uranium deposits—Lake Maitland, Lake Way, and Centipede-Millipede. Toro's optimization work is aimed at expanding the Lake Maitland operation by integrating resources from the other deposits.

8

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Lynn Lake (MacLellan) (Feasibility – Canada) – 2.0% GRR (post initial capital recovery; royalty covers only a portion of the MacLellan deposit and not all project reserves and resources disclosed by Alamos Gold Inc.)

In January 2024, Alamos Gold Inc. (“Alamos”) stated that the Lynn Lake project is expected to support its expanding production profile, with construction expected to start in 2025 and first production from the project expected as early as the second half of 2027.

In February 2024, Alamos reported its 2023 Year-End Mineral Reserves and Resources, notably increasing reserves by 13% to 2.3Moz (proven and probable; 47.6Mt at 1.52g/t) at Lynn Lake, partly attributed to exploration spend of $9M over the course of 2023. The latest National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for the asset (issued August 2, 2023) reflects this growth in reserves and outlined a larger, longer-life, lower-cost operation with significant upside potential via a number of satellite deposits in close proximity to the planned mill.

In July 2024, Alamos reported development spending (excl. exploration) of $2.6M in Q2 2024, primarily driven by detailed engineering which is 85% complete. The focus for the remainder of the year is on derisking and advancing the project ahead of an expected construction decision in 2025. Significant exploration continues to advance at the project, focusing on conversion of resources to reserves as well as other infill drilling.

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

On January 16, 2024, Orla Mining Ltd. (“Orla”) announced the following:

•	Guided to a C$20M exploration and development project at South Railroad, with half allocated towards exploration, and C$8.5M expected to be spent on advancing the project permitting, engineering and administrative activities.
•	Drilling continued to focus on infill to support upgrading resources and testing pit extensions.

In March 2024, Orla provided an update on its exploration activities at the South Railroad project, providing updates from the 2023 infill and extension drilling (~2,500m). The company encountered new oxide intersections in step-out drilling at Pinion and Dark Star, while successfully confirming modeled grade, continuity of mineralization via its infill drill program.

In May 2024, Orla stated that permitting activities were ongoing, with construction expected to start in 2026.

In August 2024, Orla provided an update, stating that a 23,000m drill program aimed at testing extension potential of known oxide deposits as well as advancing satellite mineralization zones and exploring new targets was underway and expected to carry on throughout the year. The company also provided a permitting update, stating that baseline environmental data continued to be carried out, and that Orla is currently expanding on this workstream to allow flexibility in project planning when working with the Bureau of Land Management. Next steps include public scoping meetings. Orla expects the permitting process to continue over 2024 and 2025.

Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

In March 2024, Develop Global Ltd. and Anax Metals Ltd. (“Anax”) announced the start of a scoping study to evaluate the treatment of high-grade oxide/transitional ores from Sulphur Springs at the Whim Creek heap leach project (a fully-permitted joint venture). These additional oxide/transitional ores sit outside of the current mine plan from the June 2023 Definitive Feasibility Study and could represent a new revenue stream for the joint venture.

In May 2024, the operator guided towards a January 2026 start date of construction, and expectations for first revenue in Q3 2028. In a separate announcement, also from May 2024, Anax reported successful heap leaching tests on Sulphur Springs ore, showing high recoveries for both copper and zinc. These results indicate the potential feasibility of using Whim Creek's infrastructure for processing, which could enhance the economic prospects of the joint venture's projects.

In July 2024, Anax announced positive heap leach results from Sulphur Springs ore outside of the 2023 DFS. A scoping study is expected to be completed by Anax in Q4 2024.

9

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Ashburton (Advanced Exploration – Australia) – 1.75% NSR above 250,000oz of cumulative production

On February 6, 2024, Kalamazoo announced that the company entered into an exclusive 12 to 18 month option agreement (A$3M option fee, plus A$30M option exercise price) with De Grey Mining Limited (“De Grey”). Details include:

•	De Grey plans to review all historical exploration data, complete metallurgical and geotechnical drilling and testwork, and carry out open pit optimisations during the option period.
•

According to the De Grey RIU Conference investor presentation dated February 2024, the Ashburton project has “Potential to truck a high-grade gold concentrate to the Hemi pressure oxidation plant for processing.”

In May 2025, De Grey announced an A$600M raise to help fund the build of its Hemi mine, also earmarking $130M for regional exploration and studies at regional projects, including Ashburton.

In July 2024, De Grey released the results of a regional scoping study, which is an initial evaluation to test the potential of deposits around the Hemi gold project. De Grey noted that if additional autoclave capacity is required, the associated costs may be offset by treating additional ore from Ashburton project, among others.

Additionally, in July 2024, De Grey stated that diamond drilling to source sample materials for metallurgical testwork was being undertaken at Ashburton as part of the option agreement executed with Kalamazoo Resources Limited.

In August 2024, Kalamazoo provided an update on the progress at Ashburton, stating that the drilling campaign was progressing steadily.

Bulgera - (Advanced Exploration - Australia) – 1.0% NSR

In January 2024, Norwest Minerals Limited (“Norwest”), as part of its 2023 year-end report, stated that strong gold price projections are attracting significant interest to the Bulgera and Marymia project package, with new layout designs expected to significantly improve environmental aspects of future mining. The company has commissioned a study to determine the economics of mining and delivering Bulgera ore to the Plutonic Gold plant.

In April 2024, Norwest released a mineral resource statement update which saw significant increases by utilizing a lower cut-off grade to account for recent gold price increases. The press release highlighted over 2Mt of oxide waste dumps, while stating that a mining license application had been submitted. The operator also stated that it anticipates further resource expansion from near surface and deeper drilling targets.

Libby / Montanore (Advanced Exploration – United States of America) – $0.20/ton royalty

In March 2024, Hecla Mining Company (“Hecla”) stated its permitting and development strategy for the Libby (formerly Montanore) copper and silver project, consisting of an expedited authorization for underground evaluation and data collection via existing infrastructure, with a focus on permitting additional underground evaluation work on private land within the existing exploration site.

On July 11, 2024, Hecla stated that a claim filed by various parties against the Montana Department of Environmental Quality, arguing against the renewal and issue of exploration and mining permits for the Libby project, was dismissed by the Montana First Judicial District Court. Hecla has submitted a Plan of Operations to the U.S. Forest Service which is now under review.

Millrose - (Advanced Exploration - Australia) – 1.0% GRR

In February 2024, Northern Star completed the acquisition of the Millrose gold project from Strickland Metals Ltd. for A$61 million.

Beschefer - (Exploration – Canada) – 0.6% NSR

In February 2024, Abitibi Metals Corp. (“Abitibi Metals”) provided an outlook for 2024 and stated that approximately 3,000m of drilling were planned for the Beschefer Gold Project in Q1 2024. Abitibi Metals further stated that it is positioned to complete the option agreement and control 100% of the project in 2024.

In April 2024, Abitibi Metals commenced a 10-hole, 2,975-meter drill program at the Beschefer Gold Project to expand mineralized zones, with previous high-grade intersections including 55.63 g/t gold over 5.57 meters.

In July 2024, Abitibi Metals announced drilling results at Beschefer from the initial 2,325m out of a 4,000m planned drilling campaign, including 1.05 g/t gold over 15.15 metres, 1.48 g/t gold over 14.55 metres and 1.46 g/t gold over 6.0 metres, as part of the company’s efforts to expand the orebody to the northeast.

British King - (Exploration – Australia) – 1.25% NSR

In June 2024, Central Iron Ore Ltd. commenced its next phase of exploration at the British King Project in Western Australia, which includes the drilling of 39 reverse circulation and 4 diamond drill holes over a 7-week period to enhance the resource evaluation of known gold mineralization. The campaign aims to increase drill hole density and provide valuable mineralogical and metallurgical samples.

10

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

In September 2024, Central Iron Ore Ltd. announced that another phase of exploration had begun in late August 2024, comprising of a 2,168m drill program, 42 reverse circulation and 4 diamond drill holes. The diamond drill holes are expected to be dedicated to testing the primary British King lode, providing mineralogical and metallurgical samples.

Kookynie (Wolski) - (Exploration – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

In May 2024, Asra Minerals Limited (“Asra”) announced that it had secured a 70% stake in the Kookynie East Gold Projects from Mr. Zygmund Wolski and affiliated entities. The company also raised A$2.2M through a share placement to fund exploration activities and cover transaction costs. The company stated that resource confirmation drilling was underway at the royalty-linked Sapphire and Orion deposits in July and August 2024.

In July 2024, Asra performed a historical data review of the Orion/Saphire deposit, noting that previous intercepts included 6m @ 166 g/t gold from 135m, including 4m at 248.8 g/t gold (RC637) and 7m @ 20.5 g/t gold from 10m (RC079). This data was used to define a near-surface Inferred mineral resource estimate in November 2019 of 48,000 ounces at 2.2 g/t gold. As part of the data compilation and assessment during the quarter, the exploration team identified open mineralisation along strike and at depth.

In August 2024, Asra launched a major drilling campaign at Kookynie, with the initial phase consisting of drilling at Sapphire, Orion and Gladstone, targeting the confirmation of existing high-grade intersections. A planned second phase of exclusively diamond drilling is expected to commence immediately following phase one in order to confirm high-grade targets at Orion and Sapphire exclusively. A planned third phase comprises an extensive aircore drilling program with 8,000m drilled across the project.

Estrades - (Exploration - Canada) – 2.0% NSR

In July 2024, Galway Metals Inc. announced that it had commenced a NI 43-101 mineral resource estimate and concurrent metallurgical test program at its Estrades property, identifying areas of improvement after completing two internal scoping studies and in order to reflect current metal prices.

Outlook2

For 2024, Vox estimates royalty revenue to total $11 million to $13 million, unchanged from the guidance announced on March 7, 2024.

Our 2024 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which we have a royalty interest and which we believe to be reliable. When publicly available forecasts on properties are not available, we obtain internal forecasts from the owners or operators, if available, or use our own best estimate. Achievement of the 2024 royalty revenue guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, we can provide no assurance that the actual royalty revenue for 2024 will be in the range set forth above. In addition, we may or may not revise our guidance during the year to reflect more current information. If we are unable to achieve our anticipated guidance, or if we revise our guidance, our future results of operations may be adversely affected, and our share price may decline.

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties, (ii) the licensing of certain intellectual property, such as non-core mineral royalty data contained in the Company’s MRO database, (iii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iv) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 70 royalty assets spanning six jurisdictions, including 50 royalty assets in Australia and 12 in North America.

During the quarter ended June 30, 2024, the Company removed two royalty assets from its royalty asset count, being Mt Moss and Mexico assets. These two royalties each had a $nil carrying cost in the Consolidated Financial Statements. The Mt Moss royalty was impaired in Q4 2023 and was originally acquired for $87,206. The Mexico assets royalty was acquired as part of a larger portfolio transaction in 2020 and was originally ascribed a cost value of $nil.

___________________________

2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

11

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

The following table summarizes each of Vox’s royalty assets as of September 30, 2024:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda. (subject to potential business combination transaction with Golden Share Resources Corp.)
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Producing	Westgold Resources Ltd.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	USA	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold (formerly Treasury Metals Inc.)
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Development	Catalyst Metals Ltd.
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Development	Evolution Mining Ltd.
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.

12

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Brits(3)	1.4% GSR(3)	Vanadium	South Africa	Development	Sable Exploration and Mining Limited(3)
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	USA	Advanced Exploration	Hecla Mining Company
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd)
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Advanced Exploration	Zygmund Wolski (subject to potential acquisition by Asra Minerals Ltd)
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	Castillo Copper Ltd
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.

13

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(4))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	MTM Critical Metals Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Thaduna(5)	1.0% NSR	Copper	Australia	Exploration	Stanifer Pty Limited(5)
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Notes:
(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.02/gram gold ore milled, as at April 15, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	During Q2 2024, Bushveld Minerals Limited informed the Department of Mineral Resources and Energy in South Africa (the “DMRE”) that it will not be proceeding with its mining application for the Brits project. During Q2 2024, Vox entered into an agreement with Sable Exploration and Mining Limited (“Sable Exploration”) granting Vox an uncapped 1.4% GSR royalty over the same land package as the original 1.75% GSR (capped) Brits royalty. During Q2 2024, Sable Exploration submitted a prospecting right application to the DMRE and awaits a notice of approval from the DMRE. The 1.4% GSR Brits royalty is contingent upon the prospecting right being granted to Sable Exploration by the DMRE, which Vox management expects will be delivered to Sable during Q4 2024 or Q1 2025.
(4)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(5)	During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS, which Vox management expects will be delivered to Stanifer during Q4 2024 or Q1 2025.

14

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023	Q4 2022
	$	$	$	$	$	$	$	$
Statement of income (loss)
Revenue	2,428,809	2,839,117	2,882,512	2,997,426	3,514,929	2,217,384	3,580,855	2,104,758
Gross profit	1,887,501	2,106,988	2,414,139	2,072,497	3,109,818	1,831,488	2,964,857	1,591,909
Operating expenses	1,610,775	1,898,570	1,803,625	2,667,645	1,210,962	2,349,226	2,021,879	1,602,867
Net income (loss)	(107,613)	(333,588)	(241,387)	(417,962)	1,046,532	(48,443)	(681,239)	52,062
Earnings (loss) per share – basic and diluted	(0.00)	(0.01)	(0.00)	(0.01)	0.02	(0.00)	(0.02)	0.00
Dividends declared per share	0.012	0.012	0.012	0.011	0.011	0.011	0.011	0.01

Statement of Financial Position
Total assets	53,016,073	52,779,971	52,237,205	52,706,609	50,720,916	47,945,297	43,236,735	41,805,456
Total non-current liabilities	4,997,185	5,053,504	5,029,940	4,878,989	4,697,461	4,135,514	3,595,516	3,416,712

Statement of Cash Flows
Cash flows from (used in) operating activities	2,112,168	2,009,431	1,212,154	2,341,781	1,359,501	1,069,791	500,017	1,695,717

Nine Months Ended September 30, 2024 Compared to the Nine Months Ended September 30, 2023

Operating results herein are discussed primarily with respect to the comparable period in the prior year. “9M 2024” refers to the nine-month period ended September 30, 2024 and the “comparable period” or “9M 2023” refers to the nine-month period ended September 30, 2023.

Revenue

Revenue for 9M 2024 was $8,150,438 compared to revenue of $9,313,168 in the comparable period. The change in revenue was driven by:

•	Wonmunna iron ore royalty: an increase of ~$1.2M in royalty revenue in 9M 2024, which was primarily a result of (i) an increased amount of ~1.4Mdmt of iron ore shipped in 9M 2024, and (ii) an ~8% decline in iron ore sales price in 9M 2024 compared to 9M 2023.
•	Janet Ivy gold royalty: an increase of ~$400K in royalty revenue in 9M 2024 compared to 9M 2023, driven by the continued ramp up of production at the project, after completion of the Binduli North heap leach expansion project in 2023.
•	Segilola gold royalty: reached its $3.5 million revenue cap in Q2 2023, resulting in ~$900K of royalty revenue in 9M 2023 vs. $nil in 9M 2024.
•	Koolyanobbing iron ore royalty: a decrease of ~$400K in royalty revenue in 9M 2024 compared to 9M 2023. In June 2024, Mineral Resources announced a decision to ramp down and cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.
•	Puzzle Group gold deposits royalty: inaugural revenue of ~$1.3M was recognized in Q3 2023, which was triggered by maiden mineral reserves for the Puzzle Group gold deposits. No additional revenues from the Puzzle Group gold deposits royalty was received during 9M 2024.

Operating Expenses

Operating expenses for the first nine months of 2024 were $5,312,970, down from $5,582,067 in the comparable period. The decrease in expenditures was primarily related to the following:

•	Reduction in professional fees expenditures during the period of $205,506.
•	Decrease in salaries and benefits of $158,368.
•	Reduction in corporate administration expenditures of $46,122.
•	Decrease in project evaluation expenditures of $22,064.
•	Increase in share-based compensation expense of $543,495.
•	The comparable period included:
o	TSX up-listing fees of $147,327.
o

An impairment charge on the Alce royalty of $500,000, reducing the carrying value of the asset to $nil, which was a result of the operator of the project not renewing the relevant mining claims and therefore, the Peruvian Ministry of Energy and Mining extinguished the mining concessions. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects in Peru.

o	An impairment reversal on the British King gold royalty of $250,000. In connection with the legal settlement of a dispute among the prior operator, new operator and SilverStream SEZC:
■	The historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished; and
■	A new 1.25% NSR gold royalty interest was assigned to Vox Royalty Australia Pty Ltd. by the prior operator in connection with the transfer of the project from the prior operator to the new operator.

Other Income and Expenses

Other expenses for 9M 2024 was $32,907 vs. income of $317,814 in the comparable quarter. The decrease in income was primarily related to the following:

•	Increase in interest income earned in 9M 2024 of $90,743 compared to 9M 2023.
•	Reduction in foreign exchange expense of $139,475 during 9M 2024.
•	Facility expenditure of $234,096 in 9M 2024 vs. $nil in the comparable period. The amount of expense during the period comprised (i) interest expense of $67,734, and (ii) amortization expense for the initial fees to set up the Facility of $166,362.
•	Income related to the fair value change in warrants of $346,843 during 9M 2023 vs. no income charge in the current year. The income recorded during the comparable period was primarily a result of the decrease in the Company’s share price at the end of 9M 2023 compared to the beginning of calendar 2023 vs. all issued and outstanding warrants expiring on March 25, 2024 with a carrying value of $nil.

15

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Income Tax Expense

In 9M 2024, the Company recorded:

•	Current income tax expense of $1,627,143 vs. $619,030 in the comparable period.
•	Deferred income tax expense of $118,196 vs. $1,706,030 in 9M 2023.

The shift in expense recognized as current tax vs. deferred tax in 9M 2024 is a result of a reduction in taxable temporary timing differences during the current period.

Net Loss

The net loss for 9M 2024 was $682,588 vs. net income of $316,850 in the comparable period. On a per share basis, the basic and diluted loss per share was $0.01 per share for the current period vs. income of $0.01 per share in the comparable period. The net loss in 9M 2024 and net income in 9M 2023 is from the results of operations discussed above.

Three Months Ended September 30, 2024 Compared to the Three Months Ended September 30, 2023

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q3 2024” refers to the three-month period ended September 30, 2024 and the “comparable quarter” or “Q3 2023” refers to the three-month period ended September 30, 2023.

Revenue

Revenue for Q3 2024 was $2,428,809 compared to revenue of $3,514,929 in the comparable period. The change in revenue was driven by:

•	Wonmunna iron ore royalty: an increase of ~$400K in royalty revenue in Q3 2024, which was primarily a result of (i) an increased amount of ~650Kdmt of iron ore shipped in Q3 2024, and offset with (ii) an ~18% decline in iron ore sales price in Q3 2024 compared to Q3 2023.
•	Koolyanobbing iron ore royalty: a decrease of ~$150K in royalty revenue in Q3 2024 compared to Q3 2023. In June 2024, Mineral Resources announced a decision to ramp down and cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.
•	Puzzle Group gold deposits royalty: inaugural revenue of ~$1.3M was recognized in Q3 2023, which was triggered by maiden mineral reserves for the Puzzle Group gold deposits. No additional revenues from the Puzzle Group gold deposits royalty was received during Q3 2024.

Operating Expenses

Operating expenses for the quarter were $1,610,775, up from $1,210,962 in the comparable quarter. The increase in expenditures was primarily related to the following:

•	Increase in corporate administration expenditures of $56,319.
•	Decrease in share-based compensation expense of $28,930.
•	Project evaluation expenditures of $24,382 during Q3 2024 compared to a recovery of $67,160 in the comparable period. A recovery of expenses in Q3 2023 was a result of Vox receiving $126,390 (A$200,000) for reimbursement of legal fees in connection with the British King gold royalty legal settlement, as disclosed below.
•	In Q3 2024, an impairment reversal on the British King gold royalty of $250,000 was recognized. In connection with the legal settlement of a dispute among the prior operator, new operator and SilverStream SEZC:

16

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

o	The historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished; and
o	A new 1.25% NSR gold royalty interest was assigned to Vox Royalty Australia Pty Ltd. by the prior operator in connection with the transfer of the project from the prior operator to the new operator.

Other Income and Expenses

Other income for the quarter was $8,099 vs. $175,627 in the comparable quarter. The decrease in income was primarily related to the following:

•	Decrease in interest income earned in Q3 2024 of $32,855 compared to Q3 2023.
•	Decrease in foreign exchange expense during the quarter of $135,658 over the comparable quarter.
•	Facility expenditure of $80,184 in Q3 2024 vs. $nil in the comparable period. The amount of expense during the period comprised (i) interest expense of $21,468, and (ii) amortization expense for the initial fees to set up the Facility of $58,716.
•	Income related to the fair value change in warrants of $190,147 during Q3 2023 vs. no income recognized in the current year. The income recorded during the comparable quarter was primarily a result of the decrease in the Company’s share price at the end of Q3 2023 compared to the beginning of Q3 2023 vs. all issued and outstanding warrants expiring on March 25, 2024 with a carrying value of $nil.

Income Tax Expense

During the quarter, the Company recorded:

•	Current income tax expense of $448,757 vs. $466,004 in the comparable quarter.
•	Deferred income tax recovery of $56,319 vs. an expense of $561,947 in Q3 2023.

The shift in expense recognized as current tax vs. deferred tax in 9M 2024 is a result of a reduction in taxable temporary timing differences during the current period.

Net Income

The net loss for Q3 2024 was $107,613 vs. income of $1,046,532 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.00 per share for the current quarter vs. income of $0.02 per share in the comparable quarter. The net loss in Q3 2024 and net income in Q3 2023 is from the results of operations discussed above.

Three Months Ended September 30, 2024 Compared to the Other Quarters Presented

Revenue

In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. On a relative basis, the Wonmunna royalty has performed consistently since it was acquired in May 2022. In Q1 2023, the Binduli North heap leach expansion project, which covers our Janet Ivy royalty, was completed. Since then, quarter-over-quarter revenue has continued to grow, driven by the continued ramp up of production at the mine. In Q2 2023, the Company’s Segilola royalty reached its $3.5 million revenue cap. In Q3 2023, Vox recognized inaugural revenue from the Puzzle Group gold deposits royalty, triggered by a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits. Lastly, in June 2024, Mineral Resources announced a decision to ramp down and cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources.

Operating Expenses

In Q4 2022 and 2023, key drivers behind the increase in operating expenses was:

•	Nasdaq listing: listed on the Nasdaq in October 2022, incurring one-time fees of $358,314.
•	Professional fees: the Company listing on the Nasdaq in October 2022, resulting in additional legal, regulatory and compliance-related expenses.
•	TSX listing: graduated to the TSX in May 2023, incurring one-time fees of $147,327.
•	Impairment charges: impairments of $1,500,000 in aggregate related to the Alce, Phoebe, Jaw, Cart and Colossus royalties, offset with an impairment reversal on the British King gold royalty during the period of $250,000.

A reduction in the year-to-date 2024 operating expenditures is a result of management’s efforts in decreasing its general and professional fee expenses.

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at September 30, 2024 comprised current assets of $12,293,252, including cash and cash equivalents of $9,301,289. Set against current liabilities of $3,776,246, the Company has net working capital of $8,517,006. This compares to current assets of $13,282,702 and net working capital of $10,378,752 as at December 31, 2023. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at September 30, 2024, the Company had $15,000,000 available for borrowing under its Facility, which amount is subject to certain financial and restrictive covenants (see the disclosure heading “Credit Facility” above).

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

17

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Cash Flows From Operating Activities

Cash flows earned from operations in 9M 2024 were $5,333,752 vs. $2,929,309 in 9M 2023. The increase in cash flows from operations during the period is primarily a result of:

•	A decrease in income from operating activities prior to non-cash working capital changes of $1,514,502, which is primarily related to the results of operations discussed above.
•	A decrease in accounts receivable at September 30, 2024 compared to the beginning of the year of $682,095 vs. an increase in accounts receivable in the comparative period of $2,014,880.
•	An increase in current liabilities related to operating activities during 9M 2024 of $1,064,062 vs. a decrease of $143,631 in 9M 2023.

Cash flows earned from operations in Q3 2024 were $2,112,168 vs. $1,359,501 in Q3 2023. The increase in cash flows from operations during the period is primarily a result of:

•	A decrease in income from operating activities prior to non-cash working capital changes of $1,159,099, which is primarily related to the results of operations discussed above.
•	A decrease in accounts receivable at September 30, 2024 compared to June 30, 2024 of $485,391 vs. a decrease in accounts receivable in the comparative period of $1,468,422.
•	An increase in current liabilities related to operating activities during Q3 2024 of $623,671 vs. an increase of $714,350 in Q3 2023.

Cash Flows Used In Investing Activities

Cash flows used in investing activities in 9M 2024 were $3,155,349 vs. $4,411,045 in the comparable period. The primary activities in each period were as follows:

•	During the nine months ended September 30, 2024, the Company acquired the Castle Hill Royalty Portfolio, totalling $3,170,673.
•	In 9M 2023, the Company acquired an Australian gold royalty portfolio for $4,488,604, offset with a decrease in restricted cash by $130,305.

Cash flows used in investing activities in Q3 2024 were $18,440 vs. $4,351,332 in Q3 2023. In the comparable period, the Company acquired an Australian gold royalty portfolio for $4,488,604, offset with a decrease in restricted cash by $130,305.

Cash Flows Used In Financing Activities

Cash flows used in financing activities for 9M 2024 were $2,206,116 vs. generating cash flows of $5,802,793 in the comparable period. In 9M 2024, cash was used primarily for (i) dividends paid to shareholders of $1,675,998, and (ii) transaction costs to set up the Facility of $459,944 vs. in 9M 2023, cash generated was from (i) the Company completing an underwritten public offering, including the exercise of the over-allotment, for gross proceeds of $8,349,000, net of share issue costs related to the offering of $1,072,556, and (ii) dividends paid to shareholders of $1,473,651.

Cash flows used in financing activities for Q3 2024 were $594,267 vs. generating cash flows of $188,088 in the comparable period. In Q3 2024, cash was used primarily for dividends paid to shareholders of $573,034 vs. in Q3 2023, cash generated was from (i) the underwriters of the public offering completing the over-allotment exercise for gross proceeds of $1,089,000, net of share issue costs paid during the period related to the public offering and the over-allotment exercise of $371,240, and (ii) dividends paid to shareholders in Q3 2023 of $529,672.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind.

18

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, Vox may seek additional debt, including use of the Facility or the accordion feature connected thereto, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at September 30, 2024, the Company did not have any right-of-use assets or lease liabilities.

Litigation matter

Titan

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended September 30, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

During the year ended December 31, 2023, the Company and its wholly-owned subsidiary, SilverStream SEZC (“SilverStream”), became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. As of the date of this MD&A, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Titan assets. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As of the date of this MD&A, the proceeding is ongoing.

Commitments

The Company is committed to minimum annual lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

October 1, 2024 to September 30, 2025
$
Leases	14,750
Consulting agreements	68,517
83,267

19

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Contingencies

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,593,081
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	691,385
Koolyanobbing(6)	345,692
El Molino(7)	450,000
Uley(1)(8)	152,105
Winston Lake(9)	74,080
Norbec & Millenbach(9)	18,520
9,574,863

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	Half of the milestone payment may be settled in cash or common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the three and nine months ended September 30, 2024 and 2023.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and EVP – Australia.

The remuneration of directors and other members of key management personnel during the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three moths ended September 30, 2024	Three months ended September 30, 2023	Nine moths ended September 30, 2024	Nine months ended September 30, 2023
	$	$	$	$
Short-term employee benefits	532,685	580,565	1,601,564	1,841,526
Share-based compensation	322,040	407,291	1,586,221	1,110,724

	854,725	987,856	3,187,785	2,952,250

Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2024. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

•	the carrying amount of the liability;
•	information about the covenants; and
•	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

20

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a significant impact on the unaudited condensed interim consolidated financial statements.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at September 30, 2024 and November 6, 2024, the issued and outstanding securities were as follows:

	November 6, 2024	September 30, 2024
	#	#
Common shares issued and outstanding	50,592,103	50,588,253
Stock options	1,346,838	1,346,838
Restricted share units	1,353,378	1,353,378

Fully diluted common shares	53,292,319	53,288,469

Critical Accounting Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the unaudited condensed interim consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the unaudited condensed interim consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2023 audited consolidated financial statements. There have been no material changes to the policies during the nine months ended September 30, 2024.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2024 and the year ended December 31, 2023.

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at September 30, 2024, the Company had cash and cash equivalents of $9,301,289 (December 31, 2023 - $9,342,880) and working capital of $8,517,006 (December 31, 2023 - $10,378,752).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net income (loss) due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at September 30, 2024, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net income (loss) by $525,000.

21

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended September 30, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $112,500.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the unaudited condensed interim consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at September 30, 2024 and December 31, 2023, the Company does not have any financial instruments measured at fair value after initial recognition.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2023. These financial instruments were measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the unaudited condensed interim consolidated statements of income (loss). On March 25, 2024, the warrants, which were classified as Level 3, expired unexercised, resulting in nil warrants remaining issued and outstanding by the Company.

December 31, 2023
$
Balance, beginning of year	601,715
Change in valuation of financing warrants	(445,216)
Share-based compensation recovery on PSUs	(156,499)

Balance, end of period	-

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, while optimizing its capital structure by balancing debt and equity. As at September 30, 2024, the capital structure of the Company consists of $44,242,642 (December 31, 2023 - $44,923,670) of total equity, consisting of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

22

Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2023. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2023.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the nine months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the nine months ended September 30, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

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Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF dated March 7, 2024 available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

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Vox Royalty Corp. Management Discussion & Analysis For the three and nine months ended September 30, 2024

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 41-103, has reviewed and approved the scientific and technical disclosure contained in this document.

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